RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD


REPORT FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 2003

* Cash increased by US$46 million year on year
* Net profit of US$47.5 million for the year
* Development of Loulo given the green light and construction begins
* Attributable production of 317 597 ounces at a total cash cost* of US$104/oz
* Deep drilling at Loulo 0 and Yalea demonstrates downdip continuity and confirms the upside potential at depth
* Loulo drilling results highlight the potential for hidden mineralisation
* Major gold bearing structure outlined in Senegal
* Exploration footprint expanded in Tanzania and Mali

Randgold Resources Limited has 29.3 million shares in issue as at 31 December
2003


CONSOLIDATED INCOME STATEMENT

                              Unaudited   Unaudited   Unaudited
                                quarter     quarter     quarter
                                  ended       ended       ended
                                 31 Dec     30 Sept      31 Dec
US$000                             2003        2003        2002

Gold sales revenue               18 054      29 254      44 186
Cost of sales
Production costs                  7 419       9 265       8 351
Transport and
  refinery costs                     76         104         185
Transfer to deferred
  stripping                      (2 062)     (1 978)     (1 642)
Cash operating
  costs*                          5 433       7 391       6 894
Royalties                         1 261       2 042       3 133
Total cash costs*                 6 694       9 433      10 027
Profit from mining
  activity*                      11 360      19 821      34 159
Depreciation and
  amortisation                    3 570       2 162       2 333
Merger transaction
  costs+                          2 401         711           -
Exploration and
  corporate
  expenditure                     3 077       3 454       5 336
Profit from
  operations*                     2 312      13 494      26 490
Interest received                   229         254         101
Interest expense                   (445)       (432)       (744)
(Loss)/gain on financial
  instruments                    (2 232)        591         347
Other income and
  (expenses)                        355        (332)        126
Profit on ordinary
  activities before taxes
  and minority
  interests                         219      13 575      26 320
Income tax                            -           -           -
Minority shareholders'
  interest                            -          77         122
Net profit                          219      13 652      26 442
Basic earnings per
  share (US$)                      0.01        0.48        0.96
Fully diluted earnings
  per share (US$)                  0.01        0.47        0.95
Average shares in
  issue (000)                    29 099      28 754      27 659

CONSOLIDATED INCOME STATEMENT
(continued)

                                       Unaudited    Audited
                                       12 months  12 months
                                           ended      ended
                                          31 Dec     31 Dec
US$000                                      2003       2002

Gold sales revenue                       109 573    131 440
Cost of sales
Production costs                          28 449     26 689
Transport and refinery costs                 408        588
Transfer to deferred stripping            (3 484)    (5 043)
Cash operating costs*                     25 373     22 234
Royalties                                  7 648      9 185
Total cash costs*                         33 021     31 419
Profit from mining activity*              76 552    100 021
Depreciation and amortisation             10 269      8 765
Merger transaction costs+                  3 112          -
Exploration and corporate
  expenditure                             13 184     16 686
Profit from operations*                   49 987     74 570
Interest received                            999        225
Interest expense                          (1 895)    (3 686)
(Loss)/gain on financial
  instruments                             (1 969)      (346)
Other income and (expenses)                   53     (5 255)
Profit on ordinary activities
  before taxes and minority
  interests                               47 175     65 508
Income tax                                     -          -
Minority shareholders' interest              351        220
Net profit                                47 526     65 728
Basic earnings per share (US$)              1.66       2.61
Fully diluted earnings per
  share (US$)                               1.65       2.59
Average shares in issue (000)             28 721     25 148

   The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

* Refer to pro forma information provided.
+ Expenses incurred on the Ashanti Goldfields merger proposal.

CONSOLIDATED BALANCE SHEET

                           Unaudited   Unaudited   Audited
                                  at          at        at
                              31 Dec     30 Sept    31 Dec
US$000                          2003        2003      2002

Assets
Cash and equivalents         105 475     107 842    59 631
Restricted cash**              3 882       4 555     4 526
Receivables                   15 196      11 316    14 262
Inventories                   17 165      12 927    11 601
Total current assets         141 718     136 640    90 020
Property, plant and
  equipment
    Cost                     175 195     172 043   168 540
    Accumulated
    Depreciation            (102 373)    (98 803)  (92 104)
Net property, plant
  and equipment               72 822      73 240    76 436
Other long-term
  assets                      10 885       8 824     7 402
Total assets                 225 425     218 704   173 858
Bank overdraft                 1 550       1 245     1 170
Accounts payable and
  accrued liabilitie       s  21 614      15 568    20 564
Total current
  liabilities                 23 164      16 813    21 734
Provision for
  environmental
  rehabilitation               5 962       5 308     4 972
Liabilities on
  financial instruments        8 488       6 475     7 530
Long-term loans                9 666      14 786    19 307
Loans from outside
  shareholders
  in subsidiaries                958         958     1 330
Total long-term
  liabilities                 25 074      27 527    33 139
Total liabilities             48 238      44 340    54 873
Shareholders'
  equity                     177 187     174 364   118 985
Total liabilities
  and shareholders'
  equity                     225 425     218 704   173 858

** Note: This is the amount relating to the N.M. Rothschild & Sons Limited debt service reserve account. The amount is held in escrow for the partial repayment of the Morila project loan.

CONSOLIDATED CASH FLOW STATEMENT

                                        Unaudited    Audited
                                        12 months  12 months
                                            ended      ended
                                           31 Dec     31 Dec
US$000                                       2003       2002

Net cash generated from
  operations                               51 574     70 633
Net cash utilised in investing
  activities                               (6 011)    (5 516)
Net cash generated by
financing activities
  Ordinary shares issued                    9 786     33 203
  Movement on financial
    instruments                              (121)    (1 816)
  Share issue expenses                          -     (3 895)
  Decrease in long-term
    borrowings                             (9 764)   (39 123)
  Increase/(decrease) in bank
    overdraft                                 380       (538)
Net increase in cash and
  cash equivalents                         45 844     52 948
Cash and cash equivalents at
  beginning of period                      59 631      6 683
Cash and cash equivalents at
  end of period                           105 475     59 631

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
     Number                               Accum-
         of    Share    Share    Other    ulated    Total
   ordinary  capital  premium reserves    losses   equity
     shares   US$000   US$000   US$000    US$000   US$000

Balance - 31 Dec 2001
 22 461 630    2 246  161 830   (1 745) (131 834)  30 497
Jan - Sept 2002
Net profit
                                          39 306   39 306
Movement on cash flow hedges
                                (4 845)            (4 845)
Share options exercised
    187 110       17      524                         541
Oct - Dec 2002
Net profit
                                          26 422   26 422
Movement on cash flow hedges
                                (1 703)            (1 703)
Share options exercised
     15 000        3      159                         162
Nasdaq listing 11 July 2002 and related expenses
  5 000 000      500   28 105                      28 605
Balance - 31 Dec 2002
 27 663 740    2 766  190 618   (8 293)  (66 106) 118 985
Jan - Sept 2003
Net profit
                                          47 307   47 307
Movement on cash flow hedges
                                   892                892
Share options exercised
  1 112 899      111    7 068                       7 179
Oct - Dec 2003
Net profit
                                             219      219
Movement on cash flow hedges
                                    (2)                (2)
Share options exercised
    483 746        49    2 558                      2 607
Balance - 31 Dec 2003
 29 260 385     2 926  200 244  (7 403)  (18 580) 177 187

PRO FORMA INFORMATION

The Company uses the following pro forma disclosures as it believes that this information is relevant to the mining industry:

* Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute Industry Standard, by gold ounces produced for all periods presented.
* Total cash costs as defined in the Gold Institute Industry Standard, includes mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpile, transfers to and from deferred stripping and royalties.
*  Cash operating costs are defined as total cash costs excluding royalties.
* Total cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for all periods presented.
* Profit from mining activity is calculated by subtracting total cash costs from gold sales revenue for all periods presented.
* Profit from operations is calculated by subtracting depreciation and amortisation charges, merger transactions and exploration and corporate expenditure from profit from mining activity.

RECONCILIATION TO US GAAP

The preliminary interim condensed financial statements presented in this report have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from Generally Accepted Accounting Principles in the United States (US GAAP). The effect of applying US GAAP to net income and shareholders' equity is set out in the following table:

                             12 months    12 months
Reconciliation of net           31 Dec       31 Dec
  income (US$000)                 2003         2002

Net income under IFRS           47 526       65 728
Share option compensation
  adjustment                    (4 780)      (5 991)
Provision for rehabilitation         -          (76)
Net income under US GAAP before
  cumulative effect of change
  in accounting principle       42 746       59 661
Cumulative effect of change
  in accounting principle*         214            -
Net income under US GAAP        42 960       59 661
Movement in cash flow hedges
  during the period                890       (6 548)
Comprehensive income under
  US GAAP                       43 850       53 113
Basic earnings per share
  under US GAAP (US$)             1.50         2.37
Fully diluted earnings per
  share under US GAAP (US$)       1.49         2.35

Reconciliation of Shareholders'
  equity (US$000)
Shareholders' equity under
  IFRS                         177 187      118 985
Provision for rehabilitation         -         (214)
Shareholders' equity under
  US GAAP                      177 187      118 771

Roll forward of shareholders'
  equity under US GAAP
Balance as at 1 January        118 771       30 359
Net income under US GAAP        42 960       59 661
Movement on cash flow hedges       890       (6 548)
Nasdaq Listing 11 July 2002          -       28 605
Share options exercised          9 786          703
Share option compensation
  adjustment                     4 780        5 991
Shareholders' equity under
  US GAAP at 31 Dec            177 187      118 771

* The cumulative effect of change in accounting principle relates to the implementation of FAS 143 "accounting for obligations associated with the retirement of long-lived assets" on 1 January 2003 which aligns US GAAP to IFRS.

ACCOUNTING POLICIES

The preliminary condensed financial statements in this report have been prepared in accordance with the Group's accounting policies, which comply with International Financial Reporting Standards and are consistent with the prior period.

The consolidated financial information includes the quarterly financial statements of the Company, its subsidiaries and the Morila joint venture.

Joint ventures are those investments in which the Group has joint control and are accounted for under the proportional consolidation method. Under this method, the proportion of assets, liabilities, income and expenses and cash flows of each joint venture attributable to the Group are incorporated in the consolidated financial statements under appropriate headings. Inter-company accounts and transactions are eliminated on consolidation.

No segmental information has been provided, as the source and nature of the enterprise's risks and returns are not governed by more than one segment.

FINANCIAL INSTRUMENTS

As part of the Company's preparations for the development of Loulo, Randgold Resources' has taken advantage of the favourable market conditions to secure some price protection for Loulo. At the end of December 2003, 200 000 ounces had been sold forward at an average spot price of US$404/oz. Subsequent to the year-end, a further 100 000 ounces were sold forward at US$418/oz. This was done at Randgold Resources level, short dated, and will be rolled down, longer dated, into the Loulo company once the project financing has been completed. At that time the longer contango will become effective which will significantly enhance the average spot price. In addition, in order to capture the benefit of the current low gold borrowing costs, the Company entered into fixed rate agreements fixing the gold lease rate on 200 000 ounces at 1.64%. Subsequent to the year-end, fixed rate agreements have been entered into for a further 100 000 ounces at an average rate of 1.75%. Management has a board mandate to secure protection on a total of 350 000 ounces which represents 39% of planned production over a four year period. The price protection mitigates capital and debt risk in developing the project, maintaining returns which pass the Company's hurdle rates should the gold price move to significantly lower levels.

The remaining financial instruments at 31 December 2003 are held by the Morila company and relate to derivatives taken out as part of the project finance arrangements. Randgold Resources' attributable share is as follows:

* 51 941 ounces sold forward at a fixed price of US$275/oz over the period January 2004 to December 2004;
* 18 384 ounces of purchased call options for the same period at a price of US$360/oz.

At present prices, the percentage of attributable production, which is hedged, is approximately 15% for the next 12 months. After 2004, all Morila sales will be fully exposed to the spot gold price.

The facilities are margin free.


COMMENTS

Net profit for the year was US$47.5 million which compares to US$65.7 million in 2002 and US$17.8 million in 2001.

Profit from mining activity for 2003 was US$76.6 million compared to US$100.0 million in 2002. Prior year profits were buoyed by the exceptionally high grades from Morila which averaged 13.4 g/t in 2002 as compared to 8.3 g/t in 2003. The effect of the lower grades, partially offset by an improved average gold price received of US$345/oz in 2003 compared to US$308/oz for 2002, resulted in revenue from gold sales reducing from US$131 million in 2002 to US$109 million in 2003. The higher international fuel prices and the longer supply route due to the continued situation in Cote d'Ivoire, which started in September 2002, negatively impacted on total cash costs. A lower deferral of waste stripping costs further reduced the profit from mining activity.

Depreciation costs increased year on year to US$10.3 million. This includes US$0.7 million resulting from an one-off adjustment to take account of the reclassification of certain assets at Morila.

The Company has continued to invest substantially in its future growth and profit from operations of US$50 million is after expensing US$13.2 million on exploration and corporate activity as well as US$3 million on the merger proposal with Ashanti Goldfields.

The loss on financial instruments of US$2 million is a non-cash item resulting from the mark-to-market valuation of the forward sales taken out as part of the Loulo project financing. These have been taken out at the corporate level and are therefore currently classified as speculative for accounting purposes and as such are accounted for wholly through the income statement.

Other income and expenses include an unrealised exchange gain of US$0.9 million resulting from the Group's treasury activities for the 12 months ended December 2003, as well as abnormal indirect tax and royalty payments at Morila of US$1.2 million attributable relating to prior years and offset by other income from option fees received and inventory adjustments.

Merger transaction costs of US$2.4 million, the mark-to-market adjustment of US$2 million, the Morila indirect tax settlement, as well as the drop in grade to 5.0 g/t impacted on the quarter's net profit which reduced to US$0.2 million.

The healthy profits for the year further strengthened the balance sheet. The main balance sheet movements for the 12 months ended 31 December 2003 are an increase in cash and shareholders' equity reflecting the attributable earnings from Morila. The increase in liabilities on financial instruments is the result of the movement on the mark-to-market value of the financial instruments.

The decrease in long-term loans reflects the repayment of our attributable portion of the Morila project loan, as well as the payment of the Syama Rolls-Royce Power Venture Loan. The attributable balance of the Morila loan as at the end of December 2003 was US$7.2 million. This will be fully paid by June 2004.

The Company's return on equity for 2003 was 32%.


OPERATIONS - MORILA

Results for the year from Morila were slightly below previous forecasts with 793 992 ounces being produced at a cash operating cost of US$80/oz and total cash cost of US$104/oz, slightly above the January 2003 forecast but in line with last quarter's forecast. The performance maintains Morila's position as one of the lower cost and larger producers in the world.

Production for the quarter from Morila was down from 199 585 ounces to 119 537 ounces as a result of a drop in grade from 8 g/t to 5 g/t as lower grade ore is accessed as well as delays in commissioning of the plant expansion. An extended rainy season which impacted on water management in the pit also negatively affected the mix of inpit and stockpiled ore sent to the plant. Although the reported recoveries were lower in the quarter, Morila achieved an average of 91% for the year, which was in line with forecasted plant recoveries. Cost per ounce increased markedly as a result of decreased production as well as increases in diesel and mining contractor costs. However, unit costs per ton milled showed a decrease and more focus will be placed on reducing them further.

The new plant expansion programme is currently being commissioned.

MORILA RESULTS
                                    Quarter ended
                              31 Dec   30 Sept   31 Dec
US$000                          2003      2003     2002

Mining
Tons mined (000)              5 955      6 170    6 063
Ore tons mined (000)            956        602      542
Milling
Tons processed (000)            842        822      669
Head grade milled (g/t)         5.0        8.2     17.1
Recovery (%)                   87.4       91.8     88.4
Ounces produced             119 537    199 585  325 273
Average price received
  (US$/ounce)                   367        348      316
Cash operating costs*
  (US$/ounce)                   114         85       54
Total cash costs*
  (US$/ounce)                   139        111       78
Cash profit (US$000)         28 400     49 553   85 398
Attributable (40%)
Ounces produced              47 815     79 834  130 109
Cash profit (US$000)         11 360     19 821   34 159

MORILA RESULTS
(continued)
                                      12 months ended
                                     31 Dec     31 Dec
US$000                                 2003       2002

Mining
Tons mined (000)                     23 470     26 321
Ore tons mined (000)                  4 056      3 230
Milling
Tons processed (000)                  3 266      2 735
Head grade milled (g/t)                 8.3       13.4
Recovery (%)                           91.0       89.3
Ounces produced                     793 992  1 052 816
Average price received
  (US$/ounce)                           345        308
Cash operating costs* (US$/ounce)        80         52
Total cash costs* (US$/ounce)           104         74
Cash profit (US$000)                191 380    250 052
Attributable (40%)
Ounces produced                     317 597    421 126
Cash profit (US$000)                 76 552    100 021


* Refer pro forma information provided above.

The resource and reserve base for Morila as at year-end 2003 is tabulated below with a comparison to last year's figures:

MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
                           Tons (Mt)    Grade (g/t)
Category                  2003   2002   2003   2002

  Measured               13.09   5.34   3.49   5.52
  Indicated              17.47  27.00   3.82   4.32
Sub-total
  Measured and
  Indicated              30.56  32.34   3.68   4.52
  Inferred                2.06   4.74   2.96   3.40
Total
  Measured, indicated
    and inferred         32.62  37.08   3.63   4.37


MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
(continued)

                                       Attributable
                            Gold (Mozs)        Gold
Category                  2003     2002      (Mozs)

                                                40%
  Measured                1.47     0.95
  Indicated               2.15     3.75
Sub-total
  Measured and indicated  3.62     4.70         1.4
  Inferred                0.20     0.52        0.08
Total
  Measured, indicated
    and inferred          3.81     5.21        1.53


PROVEN AND PROBABLE MINERAL RESERVES

                           Tons (Mt)    Grade (g/t)
Category                 2003    2002   2003   2002

  Proven                 11.01  4.67   3.55    6.23
  Probable               14.73  23.08  3.88    4.42
Total                    25.74  27.74  3.74    4.72


PROVEN AND PROBABLE MINERAL RESERVES
(continued)

                                       Attributable
                            Gold (Mozs)        Gold
Category                 2003      2002      (Mozs)

  Proven                 1.26      0.94
  Probable               1.84      3.28
Total                    3.09      4.22        1.24

* Resources are reported within the US$400/oz pit shell and reserves at a gold price of US$350/oz.
* Dilution of 10% and ore loss of 5% are incorporated into the calculation of reserves.
*  Resources and reserves are calculated in accordance with the J.O.R.C. code.

Decreases in the total resources and reserves are due to depletion by mining in 2003 as well as re-estimation of the orebody gold content. The estimate of gold content within the orebody has decreased as a result of increased drilling coverage in the lower grade fringe areas as well as a difference in the estimation methodology. A significant change is the increase in the higher confidence measured resource from 14% at 2002 year-end to 40% currently. At the same time, proven reserves have increased from 17% of the total to 43% of the total reserve.


DISCONTINUED OPERATION - SYAMA

Resolute Mining Limited continued with their 12 month evaluation process, having completed their due diligence drilling programme. A legal and financial due diligence is currently being undertaken to finalise the evaluation process prior to the option expiry deadline of 17 April 2004. For further information refer to Resolute's quarterly announcement on 28 January 2004.

Care and maintenance activities continued as normal during the quarter, with the focus on retaining the value of the assets.

SYAMA INCOME STATEMENT
                               Quarter ended
                        31 Dec    30 Sept    31 Dec
US$000                    2003       2003      2002

Loss on financial
  instruments                -          -         -
Other expenses          (1 127)      (648)   (1 489)
Loss on ordinary
  activities before
  taxes                 (1 127)      (648)   (1 489)
Income tax                   -          -         -
Net loss                (1 127)      (648)   (1 489)

SYAMA INCOME STATEMENT
(continued)
                                   12 months ended
                                31 Dec       31 Dec
US$000                            2003         2002

Loss on financial instruments        -         (775)
Other expenses                  (2 069)      (4 777)
Loss on ordinary
  activities before taxes       (2 069)      (5 552)
Income tax                           -            -
Net loss                        (2 069)      (5 552)

PROJECTS AND EVALUATION

Loulo Project

The development of the 80% held Loulo Project has been approved by the boards of Societe des Mines de Loulo S.A. and Randgold Resources.

Preparation and negotiations for orders with long lead times have been initiated and site establishment has commenced to ensure the advancement of the civil works which need to be established prior to the onset of the rainy season in July 2004.

Procurement of the long lead time items and the early civils programme are essential elements of the Loulo construction programme, which forecasts first production for July 2005.

Output based only on the reserves identified in the two open pits of Loulo 0 and Yalea is expected to average approximately 200 000 ounces per annum over a six year period.

Exploration results from deep drilling under the open pit reserves continue to demonstrate the strike and depth continuity of these orebodies and confirm the potential for underground operations. Feasibility study work on the underground potential at Loulo 0 and Yalea to extend the life of the operations is continuing.

The current resource and reserve base is tabulated on the following page:

MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

                      Tons (Mt)         Grade (g/t)
Category           2003      2002     2003     2002

  Measured        16.33     17.77     4.14     3.88
Indicated          8.91      8.70     3.69     4.37
Sub-total
  Measured and
    indicated     25.24     26.47     3.98     4.04
  Inferred        10.89      7.66     3.13     3.26
Total
  Measured,
    indicated
    and inferred  36.13     34.13     3.72     3.88


MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
(continued)

                                       Attributable
                          Gold (Mozs)          Gold
Category                2003      2002       (Mozs)

                                                80%
  Measured              2.17      2.24
  Indicated             1.06      1.13
Sub-total
  Measured and
    indicated           3.23      3.37          2.6
  Inferred              1.10      0.80          0.9
Total
  Measured, indicated
    and inferred        4.32      4.17          3.5

PROVEN AND PROBABLE MINERAL RESERVES
                      Tons (Mt)         Grade (g/t)
Category             2003    2002      2003    2002

  Proven            11.50   11.80      3.78    3.70
  Probable           0.19    1.10      3.46    3.00
Total
  Proven and
  Probable          11.69   12.90      3.77    3.60


PROVEN AND PROBABLE MINERAL RESERVES
(continued)
                                       Attributable
                         Gold (Mozs)           Gold
Category                2003      2002       (Mozs)

  Proven                1.40      1.41
  Probable              0.02      0.11
Total
  Proven and probable   1.42      1.52         1.14

*  Reserves are calculated at a gold price of US$350/oz.
* Dilution of 10% and ore loss of 3% are incorporated into the calculation of reserves.
* Resources and reserves are calculated in accordance with the J.O.R.C. code.

Contained gold within mineral resources increased marginally to 4.32 million ounces from last year's estimates. The percentage of the proven ore reserve has increased from 91% to 98% of the total reserve. Drilling programmes designed to raise the level of confidence in inferred and indicated resources are proceeding.

Tongon Project

The situation in the Cote d'Ivoire is continually being monitored. Despite some encouraging signs in the political situation, no further work has been carried out. The Company has maintained its presence in the country and is capable of recommencing feasibility and exploration work without delay once the political and security environment returns to acceptable levels.

EXPLORATION ACTIVITIES

During the quarter the Company continued to invest in growth opportunities effecting an aggressive drilling campaign in Loulo, defining new drill targets in Senegal and the Morila region and expanding our footprints in Mali and Tanzania.

At Loulo, 42 holes from a 70 hole, 14 000 metre programme were completed during the quarter. Drilling confirmed good continuity of geology and mineralisation returning grades of 4 to 10 g/t over acceptable mining widths from between depths of 200 metres and 400 metres at the Yalea and Loulo 0 deposits. At the P125 satellite target, continuity of mineralisation over a 220 metre strike length was confirmed with the last hole returning 25.6 metres at 28.9 g/t and highlighting the potential to close the 200 metre gap between P125 and Yalea. The Loulo, Yalea and P125 drilling confirms the geological model of hidden, high grade payshoots that do not come to surface. At Loulo 2, a relatively narrow but high grade zone of +/-100 metres strike was defined which is still open. A plus 100 metre wide zone of silicification and multiple gold zones (14 to 99 metres) was outlined over 250 metres strike at Baboto with grades of 1 to 4 g/t. A ground geophysical survey highlights that the zone extends southwards for a further two kilometres. Drilling continues this year with further definition of the Yalea depth extensions and other known orebodies as well as testing of satellites and new targets based on our geological models.

In the Loulo region, the Company continues to pursue new opportunities, the most significant and recent project being the co-operative agreement with the Sitakili artisanal community. The Sitakili prospect shows similarities to the mineralisation occurrences at Segala and Tabakoto and is scheduled for detailed follow up exploration.

LOULO DRILL INTERCEPTS
                       From      Width        Grade
Hole                     (m)        (m)       (g/t)

LOCP33                   236       4.5          6.3
LOCP34                   251       5.0          6.2
LOCP35*                   76       7.4          4.1
                          95       6.6          4.5
                         184       3.8          6.5
LOCP36                             5.4          1.8
LOCP37                      Stopped in hanging wall
LOCP38                   338       6.0          4.6
LOCP39                   273       6.2         12.1
LOCP40                   260      20.4         10.7
LOCP41                   214      12.0         10.6
LOCP42*                  91        9.1          4.4
                         527       7.0         4.83
* Multiple intercepts in fold fault zone.

YALEA DRILL INTERCEPTS
           From    Width    Grade         Including
Hole         (m)     (m)    (g/t)       (m)   (g/t)

YDH123      329    22.0      7.4        5.0     7.4
YDH125      336     8.0      4.1
YDH127      357    15.0      5.2
YDH129      329    20.0      2.6       10.0     3.9
YDH131      278    19.0      5.4

At the Morila Mine our updated geological model outlined three new conceptual targets for drill testing in the Domba corridor. On the Segala permit 50km due west of Morila Mine and held in joint venture with OMRD, follow up work on a 3km by 2km plus 50 ppb Nemala soil anomaly returned a trench intercept of 20 metres grading 2.3 g/t and lithosamples of up to 5 g/t from silicified outcrop. The anomalous area is coincident with a major regional structure. The structural zone will be subjected to a detailed helicopter magnetic survey to define further target areas. In the Morila region, and including the exploitation lease, a total of six new targets have been defined for drill testing and an area of 580km2 relinquished from the mineral rights inventory. Based on interpretation of new regional geophysical data two new reconnaissance permits have been acquired in southern Mali.

In Senegal, exploration on the Kounemba permit has highlighted a plus 6km gold-in-soil anomaly with values of up to 8.9 g/t which is referred to as Makana. The anomaly locates within the Sabodala structure south of the old Sabodala Mine. Makana is a new priority target hosting a large alteration zone from which preliminary prospecting has, in addition to the high grade soil results, highlighted bedrock samples up to 3.9 g/t. Makana can now be linked along the same structure with the KB drilling target locating 8km further south within the Kanoumering permit. A further two drill targets are being defined on the Tomboronkoto permit referred to as BA and TA. Drill rigs are planned to be mobilised into Senegal during this field season to test selected targets.

The Company has expanded its footprint in Tanzania and now holds twelve licences totalling 710km2, ten of which locate in the Musoma-Mara region. A joint venture has been signed with Australian junior, Goldstream NL, whereby the Company can earn a 70% interest in the Nyati prospecting licence by completing a bankable feasibility study. Nyati locates within the Company's contiguous holdings which now covers 30km of strike along the Musoma Greenstone Belt. A previous helicopter magnetic survey at Nyati highlights untested structural zones associated with gold mineralisation which are predominantly concealed beneath cover rocks. Reconnaissance field exploration is currently defining new targets within the Company's licences.

Applications are pending on targets delineated from reconnaissance work and interpretation of a new aeromagnetic survey completed in western Burkina Faso. In Ghana, following on from our pursuit of Ashanti, generative work has identified new opportunities and subject to discussions, the Company is considering the establishment of a more permanent operating centre in Ghana.


CORPORATE AND NEW BUSINESS

Prospects

Life of Mine scheduling at Morila anticipates gold production of 1.8 mozs in the period 2004 - 2006. Total cash costs are expected to vary in the range of US$160/oz to US$190/oz for the next three years at Morila. Production for the current year is forecast to be 535 000 ounces, with increasing amounts being produced in the following two years. A focus on unit costs has been implemented in order to improve cost per ton. Discussions with the mining contractor are currently being finalised in order to conclude a new contract arrangement. Total cash costs are expected to be approximately US$190/oz in 2004.

The commissioning of Loulo in mid-2005 will also increase production levels. A feasibility study on the underground extensions is due for completion by year-end. Attractive financing terms have been agreed in principle with a group of commercial banks for project financing for the open cast project. The final terms of the financing are subject to completion of a satisfactory technical and legal due diligence which is currently in progress.

The production decision at Loulo underlines the Company's commitment to profitable organic growth. At the same time, the Company continues to pursue opportunities for joint venture and other corporate activities.

The Board of Directors has given approval to reconstitute the Company's balance sheet so that accumulated losses can be expunged through the share premium account. This is a once-off transaction which will allow the payment of dividends to begin. The change is subject to approval by the shareholders in general meeting and Jersey court sanction. The AGM is scheduled for April 2004.

R A R Kebble      D M Bristow         R A Williams
Chairman        Chief Executive     Financial Director

9 February 2004

Registered office:
La Motte Chambers, La Motte Street, St Helier, Jersey JE1 1BJ, Channel Islands

Web-site:
www.randgoldresources.com

Registrars:
Computershare Investor Services (Channel Islands) Limited, P.O. Box 83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands

Transfer agents:
Computershare Services Plc, P.O. Box 663, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR

Investor and media relations:
For further information contact Kathy du Plessis on Telephone +27 (11) 728-4701, Fax +27 (11) 728-2547, e-mail: randgoldresources@dpapr.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release. For a discussion on such risk factors, refer to the annual report on Form 20/F for the year ended 31 December 2002, which was filed with the Securities Exchange Commission on 27 June 2003.

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only proven and probable reserves. We use certain terms in this release, such as "resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. Only those proven and probable reserves which qualify as "proven and probable reserves" for purposes of the SEC's industry guide number 7 are presented in this release.